Exhibit 12.1

PUBLIC SERVICE COMPANY OF COLORADO (CONSOLIDATED)
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
Thousands of Dollars

	9 Months Ended	9 Months Ended
	Sept. 30, 2002	Sept. 30, 2001	2001	2000	1999	1998	1997

Earnings:
Net Income	$196,020	$221,638	$273,033	$196,128	$204,265	$200,103	$204,042
Add:
Income Taxes	97,087	109,205	132,501	102,770	96,574	101,494	90,813
Fixed charges	177,066	169,869	226,651	244,952	234,544	210,539	197,658
Deduct:
Undistributed equity in earnings of unconsolidated affiliates	—	—	—	—	—	—	—

Earnings	470,173	500,712	632,185	543,850	535,383	512,136	492,513

Fixed charges:
Interest charges, excluding AFC — debt, per statement of income	166,008	158,469	211,451	229,752	219,344	200,828	197,658
Distributions on redeemable preferred securities of subsidiary trust	11,058	11,400	15,200	15,200	15,200	9,711	—

Total fixed charges	$177,066	$169,869	$226,651	$244,952	$234,544	$210,539	$197,658

Ratio of earnings to fixed charges	2.7	2.9	2.8	2.2	2.3	2.4	2.5